Exhibit (a)(5)(Z)

PRESS RELEASE

ALIMENTATION COUCHE-TARD ISSUES OPEN LETTER TO

SHAREHOLDERS OF CASEY’S GENERAL STORES

ATD.A, ATD.B / TSX

Laval, Québec — September 16, 2010 — Alimentation Couche-Tard Inc. (“Couche-Tard”) today issued an open letter to the shareholders of Casey’s General Stores, Inc. (“Casey’s”) (NASDAQ: CASY):

CASEY’S SHAREHOLDERS — THE CHOICE IS YOURS:

DO YOU PREFER THE STATUS QUO OR DO YOU WANT DIRECTORS WHO ARE

COMMITTED TO MAXIMIZING THE VALUE OF YOUR INVESTMENT IN CASEY’S?

IT’S TIME FOR A CHANGE — VOTE THE BLUE PROXY CARD TODAY

September 16, 2010

Dear Casey’s General Stores Shareholder:

As a shareholder of Casey’s General Stores, Inc. (“Casey’s”), you have an important decision to make regarding the future of your investment in Casey’s. Next week, Casey’s will hold its Annual Meeting of Shareholders, at which you will decide upon a slate of directors who you believe will serve your best interests and maximize the value of your investment in Casey’s.

Alimentation Couche-Tard (“Couche-Tard”) has spent almost a year attempting to negotiate with your Board a transaction that would provide you with immediate cash value (that’s fully-financed) for your investment in Casey’s. Over that time, your Board has refused to discuss or meet with us about our offer and has gone to extreme lengths to place obstacles designed to impede not just our offer, but also a sale of Casey’s to any party.

As you make your voting decision, we want to set the record straight once-and-for-all and clear up the continual misrepresentations made by the Casey’s Board. We urge you to consider the following:

7-Eleven has not made a formal offer to acquire Casey’s. Unlike Couche-Tard’s $38.50 per share fully-financed cash premium offer to acquire all of the outstanding shares of Casey’s, 7-Eleven has merely suggested a non-binding indication of interest at $40.00 per share. There is no certainty that 7-Eleven will follow through on its suggestion of a potential transaction between Casey’s and 7-Eleven. Furthermore, there is no guarantee that your Board will fulfill its fiduciary obligations to you and maximize the value of your investment in Casey’s by pursuing a sale of Casey’s to the highest bidder. As a shareholder of Casey’s, do you really believe that the Casey’s Board will follow through on this process and maximize the value of your investment if its directors are re-elected at the upcoming Annual Meeting?

Couche-Tard is Willing to Further Increase its Offer. Given our strong commitment to an acquisition of Casey’s, we have requested to the Casey’s Board, both privately and publicly, that Couche-Tard be invited into Casey’s sale process. As we have said, if Couche-Tard is granted access into a fair process and has the opportunity to conduct a confirmatory due diligence review of Casey’s on the same playing field as 7-Eleven, we would be willing to consider further increasing our offer. Currently, the difference in price between our firm, public offer and 7-Eleven’s non-binding preliminary indication of interest is merely 4%. Yet, the Casey’s Board has authorized discussions to explore a transaction with 7-Eleven whereas they continue to reject our request to be included in the process. As a shareholder of Casey’s, don’t you want directors who will examine every opportunity to seek the highest value for your investment by giving Couche-Tard, or any other interested party, every opportunity to make an improved offer?

Couche-Tard’s Offer is Fully Financed. Couche-Tard secured up to $1.5 billion in financing, which together with currently available funds, will be more than sufficient to fund the all cash transaction. For the Casey’s Board to attempt to use the financing issue as a reason for rejecting our offer is outrageous. Further, as part of its misinformation campaign, your Board claims that the “unusual and extensive level of conditionality” concerns them. The reality is that most of the conditions in our offer are in place because your Board has refused to speak to us or give us any access to conduct due diligence. Should Casey’s afford us the opportunity to sit down with the Casey’s Board and management, we fully expect most of the conditions to fall away, as they typically do in situations like this. As a shareholder of Casey’s, don’t you want directors who will engage with a committed buyer like Couche-Tard who has been, and remains, committed to closing a transaction as expeditiously as possible?

Your Board Has Taken Actions Contrary to Your Best Interests. Over the past 5 months, the Casey’s Board has gone to extreme lengths to put in place a laundry list of impediments to our premium all-cash offer, including denying Couche-Tard the opportunity to participate in a full and fair process, implementing the leveraged recapitalization plan with an unusual and highly coercive “poison put” feature, conducting expensive and meritless litigation against Couche-Tard, adopting a poison pill and putting in place golden parachute arrangements for executives of Casey’s. As a shareholder of Casey’s, do you really want to be represented by directors who appear to spend more time in protecting their own jobs, and the jobs of Casey’s executive management team, rather than maximizing value for Casey’s shareholders?

We continue to firmly believe our offer is attractive for ALL of Casey’s constituents. Couche-Tard’s track record with employees of companies and with local businesses around the companies that we have acquired is outstanding. Couche-Tard operates using a highly decentralized model, and we expect to keep most, if not all, of the employees of Casey’s in place. We also believe access to Couche-Tard’s platform will provide the suppliers of Casey’s with increased opportunities to expand their sales to convenience store chains within Couche-Tard’s portfolio. In the past, Couche-Tard has always been respectful to local businesses around the companies it acquired. Our decentralized model has enabled us to continue the relationships with existing suppliers and vendors. In contrast, in the event of a transaction with 7-Eleven and given 7-Eleven’s business model, we believe that the various constituents of Casey’s should expect significant changes to the operating environment of Casey’s that may be adverse to their interests.

DO YOU TRUST THE EXISTING BOARD TO DO WHAT'S RIGHT FOR SHAREHOLDERS?

Casey’s shareholders deserve to be represented by directors who are committed to maximizing the value of your investment in Casey’s. If Casey's existing directors – the same directors who have pulled out every stop to prevent a sale of Casey’s to any party – are re-elected to the Casey's Board at the September 23rd Annual Meeting, do you really believe they will do what is in your best interest and maximize the value of your investment by committing to sell Casey’s to the highest interested bidder? Can you really trust them to fully explore the non-binding indication of interest by 7-Eleven or any option that would force them to give up control of Casey’s?

Couche-Tard’s independent nominees are committed to maximizing value for all the Casey’s shareholders and if elected, will do whatever is required to accomplish this goal. We urge you to send a clear and strong message by voting the BLUE proxy card that you want directors who will fulfill their obligations to you and serve your best interests, not theirs. The choice is up to you.

Sincerely,

/s/ Alain Bouchard
Alain Bouchard President and Chief Executive Officer

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the BLUE proxy card,

or need additional assistance, please contact the firm

assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (877) 717-3930

Banks and Brokers Call Collect: (212) 750-5833

IMPORTANT

We urge you NOT to sign any White proxy card sent to you by Casey’s.

The tender offer documents, including the Offer to Purchase and the Letter of Transmittal and Couche-Tard’s definitive proxy statement in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s, have been filed with the Securities and Exchange Commission (“SEC”). The shareholders of Casey’s may obtain copies of the tender offer documents and definitive proxy statement at www.sec.gov. Free copies of such documents can also be obtained by calling Innisfree M&A Incorporated, toll-free at (877) 717-3930.

Credit Suisse Securities (USA) LLC is acting as financial advisor to Couche-Tard and dealer manager for Couche-Tard’s offer. UBS Investment Bank also is acting as financial advisor to Couche-Tard. Dewey & LeBoeuf LLP, Nyemaster, Goode, West, Hansell & O’Brien, P.C. and Davies Ward Phillips & Vineberg LLP are acting as legal counsel. Innisfree M&A Incorporated is acting as information agent for Couche-Tard’s offer and proxy solicitor in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s.

About Alimentation Couche-Tard Inc.

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard’s network is comprised of 5,869 convenience stores, 4,141 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 42 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. For more information, please visit: http://www.couche-tard.com/corporate.

Forward-looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the possibility that Couche-Tard will not be able to complete the tender offer as expected; Couche-Tard’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Couche-Tard’s ability to promptly and effectively integrate the businesses of Casey’s; expected trends and projections with respect to particular products, services, reportable segment and income and expense line items; the adequacy of Couche-Tard’s liquidity and capital resources and expectations regarding Couche-Tard’s financial condition and liquidity as well as future cash flows and earnings; anticipated capital expenditures; the successful execution of growth strategies and the anticipated growth and expansion of Couche-Tard’s business; Couche-Tard’s intent, beliefs or current expectations, primarily with respect to future operating performance; expectations regarding sales growth, gross margins, capital expenditures and effective tax rates; expectations regarding the outcome of various pending legal proceedings; seasonality and natural disasters; and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer (the “Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Couche-Tard and ACT Acquisition Sub, Inc. (“ACT Acquisition Sub”) with the SEC on June 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930.

Couche-Tard and ACT Acquisition Sub filed a definitive proxy statement on Schedule 14A with the SEC on August 19, 2010 in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s. The definitive proxy statement was mailed to the shareholders of Casey’s on or about August 19, 2010. Investors and security holders of Casey’s are urged to read the definitive proxy statement and other documents filed with the SEC carefully in their entirety as they become available because they will contain important information. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930. Free copies of the definitive proxy statement and any additional proxy solicitation materials of Couche-Tard and ACT Acquisition Sub can also be obtained through the web site maintained at http://www.ReadOurMaterials.com/Couche-Tard.

Certain Information Regarding Participants

Couche-Tard and ACT Acquisition Sub, its indirect wholly owned subsidiary, and certain of their respective directors and executive officers, and Couche-Tard’s nominees for election to the board of directors of Casey’s at the 2010 annual meeting of shareholders of Casey’s, may be deemed to be participants in the proposed transaction under the rules of the SEC. As of the date of this press release, Couche-Tard is the beneficial owner of 362 shares of common stock of Casey’s (which includes 100 shares of common stock of Casey’s owned by ACT Acquisition Sub). Security holders may obtain information regarding the names, affiliations and interests of Couche-Tard’s directors and executive officers in Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 25, 2010, which was filed with the SEC on July 19, 2010, and its proxy circular for the 2010 annual general meeting, which was furnished to the SEC on a Form 6-K on July 19, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement filed with the SEC on August 19, 2010.

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Contacts:

Raymond Paré	Joele Frank, Wilkinson Brimmer Katcher
Vice-President and Chief Financial Officer	Matthew Sherman / Eric Brielmann / Eric Bonach

Tel: (450) 662-6632 ext. 4607	Tel: (212) 355-4449
investor.relations@couche-tard.com

Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter
Tel: (212) 750-5833